UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number:  001-31913

NOVAGOLD RESOURCES INC.

(Translation of registrant’s name into English)

Suite 2300 - 200 Granville Street, PO Box 24

Vancouver, British Columbia , Canada  V6C 1S4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

The following documents are incorporated by reference into the registration statement on Form F-10 (No. 333-141410):

1.     Material change report, dated December 4, 2007, announcing that NovaGold and Teck Cominco Limited had reached the decision to suspend construction activities at the Galore Creek project (Furnished as an exhibit to the Company’s Form 6-K on December 5, 2007);

2.     Material change report, dated January 22, 2008, announcing the appointment of a highly experienced senior management team to lead the Galore Creek project through the next phase of evaluation and optimization (Furnished as an exhibit to the Company’s Form 6-K on January 22, 2008); and

3.     Material change report, dated February 14, 2008, announcing that the Measured and Indicated Resource for the Donlin Creek project had increased by 77% to 29.4 million ounces of gold, successfully converting a majority of the Inferred Resources to the Measured and Indicated category (Furnished as an exhibit to the Company’s Form 6-K on February 14, 2008).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC. (Registrant)

Date: March 18, 2008	By: /s/ Elaine Sanders _______________________________ Name: Elaine Sanders Title: Vice President - Finance